July 16, 2019

Francis J. Conroy
Chief Financial Officer
New Comstock Fund, Inc.
One Corporate Center
Rye, New York 10580

       Re: New Comstock Fund, Inc.
           Registration Statement on Form S-4/A
           Amended on July 11, 2019
           File no. 333-230894

Dear Mr. Conroy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2019 letter.

Registration Statement on Form S-4/A, filed on July 11, 2019

Questions and Answers, page 1

1. We note your response to prior comment 1; however, the added disclosure on one hand indicates that the Company has no plans to seek an opinion of counsel that the implementation of certain of the transactions will not constitute a taxable event for the
       Fund's shareholders, and also indicates that the Company will receive a tax opinion that will address the material tax consequences of the Reorganization proposal. Please make clear that the Company will be obtaining a tax opinion supporting a representation that none of the transactions will result in a taxable event for the Fund's shareholders. If any of the transactions are expected to result in a taxable event for the Fund's shareholders, the disclosure should be revised to describe the material tax consequences to
 Francis J. Conroy
New Comstock Fund, Inc.
July 16, 2019
Page 2
       the Fund's shareholders.
The New Comstock may be unable to complete acquisitions that would grow its business., page
17

2. We note your response to prior comment 2. Please revise to indicate that the Company does not anticipate setting a minimum balance sheet threshold for any acquisition target.
Unaudited Pro Forma Financial Information, page 61

3. We note on page 61 that you state that the total equity available for operating company acquisitions may be substantially less than the current total equity. Please expand the disclosure to include the full range of possible results pursuant to Rule 11-02(b)(8) of
       Regulation S-X. Please disclose the minimum total equity available for operating company acquisitions. In the absence of factually supportable formal agreements with some shareholders to not redeem their shares prior to the de-registration order, disclose that there may be no equity available for operating company acquisitions.
4. We note that you provided updated audited financial statements for the year ended April
       30, 2019. Please revise the pro forma financial information to update the information as of and for the year ended April 30, 2019, including the adjustments and notes to the pro forma financial information.
        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361,if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, at 202-551-3815, with any other questions.



                                                             Sincerely,
FirstName LastNameFrancis J. Conroy
                                                             Division of
Corporation Finance
Comapany NameNew Comstock Fund, Inc.
                                                             Office of
Telecommunications
July 16, 2019 Page 2
cc:       Vadim Avdeychik
FirstName LastName